SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In September 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. directors. The balance is shown below.

Company Name: Tele Celular Sul Participações S.A.
Group and Related Parties	( X ) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)		Quantity	% interest
				Same Type/ Class	Total
Shares	Common registered		3	0.000000002	0.000000001
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Securities / Derivative	Security Description (2)	Quantity	% interest
			Same Type/ Class	Total
Shares	Common registered	3	0.000000002	0.000000001

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In September 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. Senior Managers. The balance is shown below.

Company Name: Tele Celular Sul Participações S.A.
Group and Related Parties	( ) Board of Directors	( X ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)		Quantity	% interest
				Same Type/ Class	Total
Shares	Common registered		58,523	0.00004	0.00002
Shares	Registered Preferred		95,952	0.0004	0.00003
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Securities / Derivative	Security Description (2)	Quantity	% interest
			Same Type/ Class	Total
Shares	Common registered	58,523	0.00004	0.00002
Shares	Registered Preferred	95,952	0.0004	0.00003

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In September 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. Auditors. The balance is shown below.

Company Name: Tele Celular Sul Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( X ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)		Quantity	% interest
				Same Type/ Class	Total
Shares	Common registered		9,313	0.00001	0.000003
Shares	Registered Preferred		18,663	0.00001	0.00001
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Securities / Derivative	Security Description (2)	Quantity	% interest
			Same Type/ Class	Total
Shares	Common registered	10,931	0.00001	0.000003
Shares	Registered Preferred	18,663	0.00001	0.00001

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In September 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by Tele Celular Sul Part. S.A. Technical or Advisory Bodies. The balance is shown below.

Company Name: Tele Celular Sul Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Audit Committee	( X ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)		Quantity	% interest
				Same Type/ Class	Total
Shares	Common registered		42,000,001	0.03	0.01
Shares	Registered Preferred Type		36,500,000	0.02	0.01
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Securities / Derivative	Security Description (2)	Quantity	% interest
			Same Type/ Class	Total
Shares	Common registered	42,000,001	0.03	0.01
Shares	Registered Preferred Type	36,500,000	0.02	0.01

TELE CELULAR SUL PART. S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In September 2003 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, in the controlled company, as shown below.

Controlled Company Name: TIM Sul S.A.
Group and Related Parties	( X ) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)		Quantity	% interest
				Same Type/ Class	Total
Shares	Common registered		2,973,284	0.05	0.02
Shares	Registered Preferred Type “B”		7,206,450	0.09	0.05
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Securities / Derivative	Security Description (2)	Quantity	% interest
			Same Type/ Class	Total
Shares	Common registered	2,973,284	0.05	0.02
Shares	Registered Preferred Type “B”	7,206,450	0.09	0.05

Controlled Company Name: TIM Sul S.A.
Group and Related Parties	( ) Board of Directors	( X ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)		Quantity	% interest
				Same Type/ Class	Total
Shares	Common registered		389,884	0.01	0.003
Shares	Registered Preferred Type “B”		36,065	0.0004	0.0002
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Securities / Derivative	Security Description (2)	Quantity	% interest
			Same Type/ Class	Total
Shares	Common registered	389,884	0.01	0.003
Shares	Registered Preferred Type “B”	36,065	0.0004	0.0002

Controlled Company Name: TIM Sul S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( X ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)		Quantity	% interest
				Same Type/ Class	Total
Shares	Registered Preferred Type “B”		2	0.0000002	0.00000001
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Securities / Derivative	Security Description (2)	Quantity	% interest
			Same Type/ Class	Total
Shares	Registered Preferred Type “B”	2	0.0000002	0.00000001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: October 09, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer